FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 14, 2014

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Announces Decisions of its Board of Directors

April 14, 2014

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” or “the Company” — NYSE: MBT), the leading telecommunications provider in Russia and the CIS, announces the decisions reached at the meeting of its Board of Directors (“BoD” or “the Board”) held on April 11, 2014.

At a meeting held on April 11, 2014, the Board recommended that an annual general meeting of shareholders (“the AGM”) approve annual dividends of RUB 18.6 per ordinary MTS share (RUB 37.2 per ADR), or a total of RUB 38.435 billion (RUB 38,435,292,253), based on the full-year 2013 financial results. Upon acceptance by the AGM and completion of this payment, MTS will have paid out up to RUB 49.2 billion (RUB 49,221,496,648) rubles based on fiscal year 2013 financial results.

The Board set the date for the Company’s AGM for June 24, 2014. The record date for the Company’s shareholders and ADR-holders entitled to participate in the AGM has been set for May 6, 2014. The Board recommended that the AGM sets the record date for shareholders and ADR-holders entitled to receive dividends for the 2013 fiscal year for July 07, 2014(1).

In addition, issues entered into the AGM agenda by the BoD include among others:

•                  Procedure for conducting the Annual General Shareholders Meeting

•                  Approval of MTS OJSC Annual Report; MTS OJSC Annual Financial Statements, including MTS OJSC Profit & Loss Statement; distribution of profits and losses of MTS OJSC based on 2013FY results (including payment of dividends);

•                  Election of members of MTS OJSC Board of Directors;

•                  Election of members of MTS OJSC Auditing Commission;

•                  Approval of MTS OJSC auditor

•                  The reorganization of MTS OJSC through the takeover of Elf CJSC, EFCOM CJSC, Pilot CJSC, TVKiK CJSC, ZhelGorTeleCom CJSC, Intercom CJSC, TRK TVT OJSC, Kaskad-TV CJSC, Kuznetsktelemost CJSC, Sistema Telecom CJSC, TZ CJSC

•                  Approval of MTS OJSC Charter as amended and restated

The following candidates have been nominated for the election to the Company’s Board:

•                  Mr. Anton Abugov, First Vice President, Member of the Management Board at Sistema JSFC;

•                  Mr. Michel Combes, independent director;

•                  Mr. Sergei Drozdov, Senior Vice President, Head of the Corporate Governance division, member of Management Board at Sistema JSFC;

•                  Mr. Andrei Dubovskov, President and Chief Executive Officer of MTS;

•                  Mr. Alexander Gorbunov, Executive Vice-President at Sistema JSFC;

•                  Mr. Thomas Holtrop, independent director;

•                  Mr. Stanley Miller, independent director;

•                  Mr. Vsevolod Rozanov, Senior Vice President, Chief Financial Officer, Member of the Management Board at Sistema JSFC;

•                  Mr. Ron Sommer, Chairman of the Board of Sistema Shyam TeleServices Ltd

***

(1) According to the new requirements of the Russian law, the record date to receive the dividends for shareholders and ADR-holders is approved at the AGM and set within 10-20 days after the AGM

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Central and Eastern Europe, offering mobile and fixed voice, broadband and pay TV in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Armenia, Turkmenistan and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, including Comstar-UTS, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: April 14, 2014